FIFTH AMENDING AGREEMENT

THIS AGREEMENT made as of the 30th day of March, 2017.

BETWEEN:

PRIMERO MINING CORP, a corporation existing under the laws of the Province of British Columbia

(herein called the "**Borrower**")

- and -

BANK OF MONTREAL, a Canadian chartered bank

(herein called the "**Administrative Agent**")

- and-

BANK OF MONTREAL and THE BANK OF NOVA SCOTIA

(herein called the "**Lenders**" and individually, a "**Lender**")

WHEREAS the Borrower and the Administrative Agent entered into a credit agreement made as of May 23, 2014 (as amended pursuant to a first amending agreement dated December 22, 2014, a second amending agreement dated February 5, 2015, a third amending agreement dated December 31, 2015 and a fourth amending agreement dated December 28, 2016, the "**Credit Agreement**") and pursuant to which the Lenders established a certain credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 General Rule.

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Defined Terms.

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) the definition of "**Maturity Date**" is hereby amended by deleting the reference therein to "May 23, 2017" and replacing it with "November 23, 2017"; and

(b) the definition of "**Permitted Dispositions**" is hereby amended by deleting (i) part (d) of such definition and (ii) the word "and" at the end of part (c) of such definition and by adding the word "and" immediately after part (b) of that definition; and

(c) the definition of "**Proceeds of Realization**" is hereby deleted in its entirety and replaced with the following:

""**Proceeds of Realization**" means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from the Guarantors pursuant to the Guarantees or the SLW Guarantors pursuant to the SLW Guarantees (i) after any notice being sent by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Subject Entity (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, the Guarantees, the SLW Guarantees or the Security Documents in accordance with the terms thereof. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date."

(d) the following new definitions are hereby added to Section 1.1 of the Credit Agreement in alphabetical order:

"**Juicio de Lesividad**" means the legal claim by the Mexican tax authorities, Servicio de Administración Tributaria ("SAT") seeking to nullify the Advance Pricing Agreement issued by SAT to PEM confirming the appropriate price for paying taxes on PEM's silver sales for the years 2010 to 2014, received by PEM in February, 2016.

"**SLW Credit Agreement**" means the amended and restated credit agreement dated as of February 27, 2015 between Silver Wheaton Corp., as borrower, the Lenders from time to time named therein and The Bank of Nova Scotia, as administrative agent.

"**SLW Guarantees**" means, collectively, (i) the guarantees to be entered into by each of SLW, SWC and WPM in favour of the Administrative Agent for the benefit of the Finance Parties, in each case form and substance satisfactory to the Administrative Agent, and pursuant to which each such party shall guarantee the Secured Obligations of each Obligor up to a maximum aggregate principal amount of   (which includes, for the avoidance of doubt, all amounts owing under any Cash Management Agreements and/or Risk Management Agreements with the Administrative Agent and other Finance Parties) plus interest, fees and expenses forming part of the Secured Obligations and (ii) the guarantee to be entered into by SW Luxco in favour of the Administrative Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent, guaranteeing the obligations of SLW under its guarantee described in part (i) above.

"**SLW Guarantors**" means Silver Wheaton Corp. ("**SLW**"), Silver Wheaton (Caymans) Ltd. ("**SWC**"), Silver Wheaton Luxembourg SARL ("**SW Luxco**") and Wheaton Precious Metals (Cayman) Co. ("**WPM**") and "**SLW Guarantor**" means any one of the SLW Guarantors, as the context so requires.

"**Subject Entities**" means, collectively, the Obligors and the SLW Guarantors and "**Subject Entity**" means any one of the Subject Entities, as the context so requires."

2.3 Drawdown Notice.

Section 4.1 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"4.1 Drawdown Notice

Subject to Sections 3.1 and 3.7 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time but subject to the last sentence of this Section 4.1, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule E hereto ("**Drawdown Notice**") in accordance with Section 3.12 and specifying, as applicable:

(a) the date the credit is to be obtained;

(b) whether the credit is to be obtained by way of a Prime Rate Loan, a BA Equivalent Loan, a Base Rate Loan, a LIBOR Loan, a Bankers' Acceptance or a Letter;

(c) in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(d) if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(e) if the credit is to be obtained by way of Bankers' Acceptances, the aggregate face amount of the Bankers' Acceptances to be issued and the term of the Bankers' Acceptances;

(f) if the credit is to be obtained by way of Letter, the date of issuance of the Letter, whether the Letter is to be a letter of credit or a letter of guarantee, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter; and

(g) the details of any irrevocable authorization and direction pursuant to Section 3.2.

No Drawdown Notice issued hereunder for drawdowns under the Credit Facility in excess of a cumulative aggregate amount of $60,000,000 shall be valid or effective unless countersigned by SLW."

2.4 Representations and Warranties.

Section 10.1(e) of the Credit Agreement is hereby amended by adding "and the Juicio de Lesividad" after "Ejidos Claims".

2.5 Financial Covenants.

Section 11.1 of the Credit Agreement is hereby deleted in its entirety and replaced with "**[Intentionally Deleted]**".

2.6 Affirmative Covenants.

Sections 11.2(b)(iii) and (v) of the Credit Agreement are hereby deleted in their entirety and replaced with the following:

"(iii) concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed Compliance Certificate (which shall include, for the avoidance of doubt, a calculation of its Tangible Net Worth, Total Net Debt Leverage Ratio, the Senior Net Debt Leverage Ratio, and the Interest Coverage Ratio, calculated in each case for the most recently completed Fiscal Quarter as of the last day of such Fiscal Quarter) and, where disclosure in the Perfection Certificate has changed as of such date, an updated Perfection Certificate together with written notification of any change in the information certified in the Perfection Certificate;

(v) within 21 days of each calendar month end, (i) an operating report for each Material Property, (ii) a liquidity report detailing the Borrower's cash on hand and

working capital, and (iii) a 12 month rolling consolidated cash flow forecast presented monthly for the next 12 month period;"

2.7 Risk Management Agreements.

Section 11.3(d) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(d) **Risk Management Agreements.** Save and except for Risk Management Agreements constituting (i) gold pre-sales not to exceed 20 days ("**Gold Pre-Sales**") and (ii) normal course spot foreign currency exchange transactions, in each case as entered into with a Qualified Risk Management Lender (collectively, the "**Permitted Risk Management Agreements**"), the Borrower covenants and agrees that it shall not, and shall not suffer or permit any other Obligor to, enter into any other Risk Management Agreements. From and including March 30, 2017, the Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any trades or transactions, execute or request any confirmations or otherwise incur any obligations under and pursuant to any Risk Management Agreements, other than the Permitted Risk Management Agreements, without the prior written consent of SLW, which consent may be withheld in SLW's sole discretion."

2.8 Conditions Precedent to All Credit.

Section 12.1(d) of the Credit Agreement is hereby deleted in its entirety and replaced with "**[Intentionally Deleted]**".

2.9 Events of Default.

Section 13.1 of the Credit Agreement is hereby amended by

(i) deleting paragraphs (e), (g), (h) and (p) thereof and replacing them with the following:

"(e) if any representation or warranty made by any Company in any Finance Document or by any SLW Guarantor in any SLW Guarantee or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent or the Mexican Collateral Agent by any Company proves to have been incorrect in any material respect when made or furnished which, if capable of being cured, has not been remedied within ten Banking Days after written notice to do so has been given by the Administrative Agent or the Mexican Collateral Agent to the Borrower or, in the case of any SLW Guarantee, to SLW;

(g) any breach of any provision of Section 11.3;

(h) the breach or failure of due observance or performance by any Company or other Subject Entity of any covenant or provision of any Finance Document or SLW Guarantee, as applicable (other than those previously referred to in this Section 13.1) or, with respect to any Company, of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which any of the Finance Parties is a party and such breach or failure continues for 10 Banking Days after the earlier of (x) the Borrower becoming aware of such breach or failure or (y) the Mexican Collateral Agent, the Administrative Agent or any other Finance Party giving the Borrower notice of such breach or failure;

(p) the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Company or other Subject Entity;" and

(ii) by adding the following new paragraphs (u), (v) and (w) thereto:

"(u) the occurrence of an Event of Default (for the purpose of this Section 13.1(u) only, as defined in the SLW Credit Agreement) under the SLW Credit Agreement;

(v) if, by May 15, 2017, any SLW Guarantor has failed to execute and deliver to the Administrative Agent an SLW Guarantee together with an opinion of counsel to each such SLW Guarantor addressed to the Administrative Agent and the Finance Parties relating to the status and capacity of such SLW Guarantor, the due authorization, execution and delivery and the validity and enforceability of the SLW Guarantee to which such entity is a party and such other matters as the Administrative Agent may reasonably request; or

(w) the termination of any SLW Guarantee pursuant to Section 2.15 of any such document at any time that the Secured Obligations remain outstanding."

2.10 Waivers and Amendments.

Section 14.14(a) of the Credit Agreement is hereby amended by adding "SLW," immediately following the reference to "with the prior consent of" in the second line. Section 14.14(b) of the Credit Agreement is hereby amended by adding "SLW and" immediately following the reference to "without the prior written consent of" in the first line. Section 14.14(c) of the Credit Agreement is hereby amended by adding "SLW and" immediately following the reference to "without the prior written consent of" in the first line.

2.11 Application of Cash Proceeds of Realization.

Section 14.24(c) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(c) Notwithstanding the foregoing,

(i) at any time that the Intercreditor Documents are in force and effect, Proceeds of Realization and Cash Proceeds of Realization (other than any such proceeds derived from any one or more SLW Guarantees) shall be dealt with in accordance with the Intercreditor Documents; and

(ii) having regard to the fact that principal guaranteed pursuant to SLW Guarantees is limited to a maximum aggregate principal amount of Proceeds of Realization up to such amount shall be applied, firstly, *pro rata* to each Lender's Exposure for principal under Credit Documents and secondly, to the Finance Parties' Exposure for principal under Cash Management Agreements and Risk Management Agreements up to a maximum aggregate principal amount of $3,250,000 for each Finance Party unless a greater amount, up to $6,500,000, is consented to by each other Finance Party."

2.12 Assignment.

The first sentence in Section 15.5(c) is hereby deleted in its entirety and replaced with the following:

"(c) With the prior written consent of, (x) the Administrative Agent, (y) the Issuing Lender and (z) at any time that no Default has occurred and is continuing, the Borrower and SLW (provided, however, that if the Borrower and SLW do not respond to a request for its consent to any such sale within five Banking Days of such receipt, the Borrower and SLW shall each be deemed to have consented thereto), a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than the lesser of (x) $2,000,000 and (y) the amount of its Individual Commitment) to one or more Persons (**"Purchasing Lenders"**)."

2.13 Schedules.

Schedules "C" and "E" to the Credit Agreement are hereby deleted in their entirety and replaced with Schedules "C" and "E" attached hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties.

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, are true and correct on each of the date hereof and the date of the effectiveness of the amendment contemplated in Article 2, as if made on the date hereof and the date of the effectiveness of the amendment contemplated in Article 2, respectively. The Borrower hereby represents and warrants that no Default has occurred that will be continuing

after giving effect to this agreement, nor will a Default arise as a result of the execution and delivery of this agreement.

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1 Conditions Precedent.

This agreement shall become effective upon satisfaction of the following conditions precedent:

(a) this Agreement has been executed and delivered by each of the parties hereto and SLW and the Agent have executed and delivered the SLW Guarantee to which they are a party;

(b) the Borrower and PML shall have executed and delivered to the Administrative Agent, as applicable, confirmation letters in respect of each Security Document governed by the laws of Luxembourg to which it is a party;

(c) each of the parties to the Intercreditor Documents shall have executed and delivered an acknowledgment that, *inter alia*, the SLW Guarantees do not constitute "Credit Documents" under, and as defined in, the Intercreditor Documents;

(d) the Borrower shall have paid to the Administrative Agent, for and on behalf of the Lenders in accordance with their Pro Rata Shares, an amendment fee of ;

(e) all fees of legal counsel to the Administrative Agent shall have been paid; and

(f) the Administrative Agent has received, in form and substance satisfactory to it:

 (i) a duly certified copy of the resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under this Agreement and under the Credit Agreement, as amended by this Agreement;

 (ii) an opinion of counsel to the Borrower addressed to the Administrative Agent and the other Finance Parties, relating to the status and capacity of the Borrower, the due authorization, execution and delivery of this Agreement and the validity and enforceability of this Agreement and the Credit Agreement, as amended by this Agreement, and such other matters as the Administrative Agent may reasonably request; and

 (iii) an opinion of counsel to SLW addressed to the Administrative Agent and the other Finance Parties, relating to the status and capacity of SLW, the due authorization, execution and delivery of and the validity and enforceability of the SLW Guarantee to which it is a party and such other matters as the Administrative Agent may reasonably request.

The fee required to be paid to the Administrative Agent for and on behalf of the Lenders pursuant to Section 4.1(d) shall be non-refundable and shall be fully earned when due and shall be paid in immediately available funds in U.S. dollars without setoff or counterclaim and free and clear of any taxes.

ARTICLE 5 MISCELLANEOUS

5.1 Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of the like import relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2 Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.3 Enurement.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4 Counterparts.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery of an executed signature page of this agreement by facsimile transmission or by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof.

5.5 Confirmation of Finance Documents.

By its acknowledgment, each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Finance Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment of the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this amendment shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Finance Document. For the avoidance of doubt, each Obligor hereby confirms that

each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

5.6 Mexican Security Document Amendments.

On or before June 30, 2017, the Borrower shall, and shall cause each relevant Guarantor to, execute and deliver such amendments to the Mexican-law governed Security Documents as the Administrative Agent and its counsel shall deem necessary or advisable in order to preserve, maintain or protect such Security Documents in light of the amendments to the Credit Agreement effected hereby and shall cause its counsel to make all such filings and registrations, and render all such opinions in respect of such amendments to the Mexican-law governed Security Documents, as the Administrative Agent and its counsel may reasonably request.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties hereto have executed this agreement.

PRIMERO MINING CORP.

By: ______________________
Name: Kevin Jennings.
Title: Chief Financial Officer

By: ______________________
Name:
Title:

Acknowledged and agreed to by:

SAN ANTON RESOURCE CORPORATION

By: ______________________
Name: Kevin Jennings
Title: President

By: ______________________
Name:
Title:

KINGS-SAN ANTON, S.A. DE C.V.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this agreement.

PRIMERO MINING CORP.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Acknowledged and agreed to by:

SAN ANTON RESOURCE CORPORATION

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

KINGS-SAN ANTON, S.A. DE C.V.

By: ______________________________
Name: Martin Aguilar Villaseñor
Title: Country Manager.

By: ______________________________
Name:
Title:

SAN ANTON DE LAS MINAS, S.A. DE C.V.

By: [signature]
Name: Martin Aguilar Villaseñor
Title: Country Manager.

By: ______________________
Name:
Title:

SAN ANTON DEL ORO, S.A. DE C.V.

By: [signature]
Name: Martin Aguilar Villaseñor
Title: Country Manager.

By: ______________________
Name:
Title:

PRIMERO EMPRESA MINERA, S.A. DE C.V.

By: [signature]
Name: Martin Aguilar Villaseñor
Title: Country Manager.

By: ______________________
Name:
Title:

SILVER TRADING (BARBADOS) LIMITED

By: ______________________________
Name: Kevin Jennings
Title: Director

By: ______________________________
Name:
Title:

PRIMERO MINING LUXEMBOURG

By: ______________________________
Name: Wade Nesmith
Title: Director

By: ______________________________
Name:
Title:

SILVER TRADING (BARBADOS) LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

PRIMERO MINING LUXEMBOURG

By: ______________________________
Name: Wade Nesmith
Title: Director

By: ______________________________
Name:
Title:

BANK OF MONTREAL, as Administrative Agent

By: ______________________
Name: Derek Tovich
Title: Managing Director

By: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

By: ______________________
Name: Derek Tovich
Title: Managing Director

By: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

By: ______________________________

Name: Michael Eddy

Title: Managing Director

By: ______________________________

Name: Patricia Cernes-Banner

Title: Associate Director

SCHEDULE C
COMPLIANCE CERTIFICATE

TO: BANK OF MONTREAL

I, ____________________, the [senior financial officer] of Primero Mining Corp. (the "**Borrower**"), hereby certify that:

1. I am a duly appointed senior financial officer of the Borrower named in the credit agreement made as of May 23, 2014, as amended (the "**Credit Agreement**") between, *inter alia*, the Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders, and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

4. As at or for the relevant period ending ______________________, the amounts of the Tangible Net Worth, the Total Net Debt Leverage Ratio, the Senior Net Debt Leverage Ratio and the Interest Coverage Ratio are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Percentage
(a)	Tangible Net Worth	_______
(b)	Total Net Debt Leverage Ratio	_______
(c)	Senior Net Debt Leverage Ratio	_______
(d)	Interest Coverage Ratio	_______

5. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ______ day of ___________, 20____.

____
(Signature)

____
(Name - please print)

____
(Title of Senior Financial Officer)

SCHEDULE E
FORM OF DRAWDOWN NOTICE

TO: Bank of Montreal

RE: Credit Agreement made as of May 23, 2014 (as amended to the date hereof, the "**Credit Agreement**") between, *inter alia*, Primero Mining Corp., as borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on **[date of drawdown]** as follows:

Availment Option: ______________________________

Amount: ____________________________

If Bankers' Acceptance, term: ________________

If LIBOR Loan, Interest Period: ____________________

If Letter:

Currency and amount: ______________

Named beneficiary: _______________

Maturity date: ___________________

Other terms: _____________________

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _____________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing or will arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of ______________, 20___.

PRIMERO MINING CORP.

By: ________________________________
Name:
Title:

SILVER WHEATON CORP.[1]

By: ________________________________
Name:
Title:

[1] Silver Wheaton Corp. execution required for all availments of credit under the Credit Facility in excess of a cumulative aggregate amount of $60,000,000.